RICHARD P. BERNARD                                 New York Stock Exchange, Inc.
EXECUTIVE VICE PRESIDENT & General Counsel         11 Wall Street
                                                   New York, NY 10005

                                                   tel:   (212) 656-2222
                                                   fax:  (212) 656-3939
                                                   rbernard@nyse.com


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VIA FACSIMILE
-------------

May 2, 2006

Todd K. Schiffman, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

RE:      NYSE GROUP, INC.
         REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-132390)

Dear Mr. Schiffman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NYSE Group, Inc., a Delaware company (the "Registrant"), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on May 4, 2006, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

     o the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David C. Karp, Esq. or David K. Lam, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1000 (facsimile: (212) 403-2000) with any questions you may have. In addition, please notify Messrs. Karp and Lam when this request for acceleration has been granted.

Sincerely,

/s/ Richard P. Bernard

Richard P. Bernard
Executive Vice President and General Counsel